SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZUMIEZ INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
No Par Value	989817101
(Title of Class of Securities)	(CUSIP Number of Class of Securities
(Underlying Common Stock))

Richard M. Brooks
Chief Executive Officer

Zumiez Inc.

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

(425) 551-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

(206) 370-8343

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,200,296	$66.98(1)

*

Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 468,800 shares of the issuer’s common stock and have an aggregate value of $1,200,296 as of June 17, 2009, calculated based on a Black-Scholes based option pricing model.

**

The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

(1)	Previously paid.

☐         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE
ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on July 1, 2009 (“Amendment No. 1 ”), relating to an offer by Zumiez Inc., a Washington corporation (the “Company” or “Zumiez”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value (the “Exchange Offer ”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated June 22, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as amended by Amendment No. 1.

This Amendment No. 2 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein.  Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged.  This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1.  All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 1:00 p.m., Pacific, on July 21, 2009.  Pursuant to the Exchange Offer, 461,800 eligible stock options were tendered, representing 98.5% of the total stock options eligible for exchange in the Exchange Offer.  On July 21, 2009, the Company granted an aggregate of 307,871 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer.  The exercise price of the new stock options is $8.64, which was the closing price of Zumiez common stock on July 21, 2009 as reported by the NASDAQ Global Select Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZUMIEZ INC.
(Registrant)

Date: July 22, 2009	By:	/s/ Trevor S. Lang

Trevor S. Lang
Chief Financial Officer and Secretary